Exhibit 99.1

Huachen AI Parking Management Technology Holding Co., Ltd

No. 6395 Hutai Road

Baoshan District, Shanghai, China

NOTICE OF A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

To be held on August 18, 2026 at 10 a.m. Beijing Time (August 17, 2026 at 10 p.m. Eastern

(or any adjournment(s) or postponement(s) thereof)

AND

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held Immediately Following the Meeting of the Holders of the Class A Ordinary Shares

(or any adjournment(s) or postponement(s) thereof)

NOTICE OF A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

July 24, 2026

Dear Shareholders:

Notice is hereby given that a meeting of the holders of Class A ordinary shares of a par value of US$0.0000375 each (the “Class A Ordinary Shares”) of Huachen AI Parking Management Technology Holding Co., Ltd, a Cayman Islands exempted company (the “Company”) (the “Class A Meeting”), will be held on August 18, 2026 at 10 a.m. Beijing Time (August 17, 2026 at 10 p.m. Eastern Time), at No. 6395 Hutai Road, Baoshan District, Shanghai, China, for the purpose of considering and, if thought fit, passing a resolution by at least a two-thirds majority of the votes cast by the holders of the issued Class A Ordinary Shares present in person or by proxy at the Class A Meeting to approve any variation of the rights attaching to the Class A Ordinary Shares arising from the matters contemplated by (i) the increase in the voting rights attached to the Class B Ordinary Shares and (ii) the adoption of the Amended and Restated Memorandum and Articles of Association of the Company (the “Class A Proposal”). The Company’s board of directors urges shareholders to vote “FOR” the Class A Proposal.

A proxy statement describing the matters to be considered at the Class A Meeting is attached to this Notice.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

July 24, 2026

Dear Shareholders:

Notice is hereby given that an extraordinary general meeting (the “EGM”) of shareholders of Huachen AI Parking Management Technology Holding Co., Ltd, a Cayman Islands exempted company (the “Company”), will be held immediately following the Class A Meeting at No. 6395 Hutai Road, Baoshan District, Shanghai, China for the purpose of considering and, if thought fit, passing and approving the following resolutions:

Proposal One. By an ordinary resolution, subject to and conditional upon approval by the shareholders of Proposal Two and all requisite class consents being obtained, to approve that the voting rights attached to each Class B ordinary share of a par value of US$0.0000375 each (the “Class B Ordinary Shares”) of the Company be increased from thirty (30) votes per share to two hundred (200) votes per share on all matters subject to vote at general meetings of the Company (the “Increase of Voting Rights of Class B Ordinary Shares”). The Company’s board of directors (the “Board”) urges shareholders to vote “FOR” Proposal One.

Proposal Two. By a special resolution, subject to and conditional upon approval by the shareholders of Proposal One, and all requisite class consents being obtained, to adopt the amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company, to reflect the Increase of Voting Rights of Class B Ordinary Shares (the “Adoption of the Amended and Restated M&AA”). The Board urges shareholders to vote “FOR” Proposal Two.

Proposal Three. By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment”). The Board urges shareholders to vote “FOR” Proposal Three.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”), including the financial statements, is available on the SEC’s website at http://www.sec.gov.

Your vote is important. Whether or not you plan to attend the EGM, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,

Sincerely,

/s/ Bin Lu
Bin Lu
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES TO BE HELD ON AUGUST 18, 2026 AT 10 A.M. BEIJING TIME (AUGUST 17, 2026 AT 10 P.M. EASTERN TIME) AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD IMMEDIATELY FOLLOWING THE MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES.

Huachen AI Parking Management Technology Holding Co., Ltd

No. 6395 Hutai Road
Baoshan District, Shanghai, China

Proxy Statement

The board of directors (the “Board”) of Huachen AI Parking Management Technology Holding Co., Ltd, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for the Class A Meeting and the Meeting of the Company. The Class A Meeting will be held on August 18, 2026 at 10 a.m. Beijing Time (August 17, 2026 at 10 p.m. Eastern Time) and the EGM will be held immediately following the Class A Meeting (together, the “Meetings”), at No. 6395 Hutai Road, Baoshan District, Shanghai, China.

QUESTIONS AND ANSWERS ABOUT THE MEETINGS

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meetings. This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meetings?

At the Class A Meeting, our holders of Class A Ordinary Shares will vote upon the Class A Proposal as described in this proxy statement to approve any variation or abrogation of rights attaching to the Class A Ordinary Shares arising from the matters contemplated by the Increase of Voting Rights of Class B Ordinary Shares (as defined below) and the Adoption of the Amended and Restated M&AA (as defined below).

At the EGM, our shareholders will vote upon Proposals One to Proposal Three as described in this proxy statement, including 1) the Increase of the Voting Rights of Class B Ordinary Shares, 2) the Adoption of the Amended and Restated M&AA and 3) the Adjournment.

Who is entitled to attend and vote at the Meetings?

Only holders of Class A Ordinary Shares of record at the close of business on July 21, 2026, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Class A Meeting.

Only holders of Class A Ordinary Shares and Class B Ordinary Shares of record at the close of business on the Record Date are entitled to receive notice of, and to attend and vote at, the EGM.

Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to thirty (30) votes for each Class B Ordinary Share held for each of the proposals.

A list of shareholders entitled to vote at the Meeting will be available at the Meetings, and for 10 days prior to the Meeting at the principal office of the Company.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record.    If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner.    If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meetings or by proxy. There are two ways to vote by proxy:

•	By Internet — You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares; or

•	By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card to:

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764.

•	By Email — You can vote by email by signing, dating, scanning and emailing the enclosed proxy card to Proxy@Transhare.com.

•	By Fax — You can vote by fax by signing, dating, and faxing the enclosed proxy card to 1.727. 269.5616.

Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 9:59 a.m. (Beijing Time) on August 17, 2026 (9:59 p.m. (Eastern Time) on August 17, 2026). Have your proxy card in hand when you access the website and follow the instructions to vote your shares.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

At the Class A Meeting:

●	“FOR” the Class A Proposal.

At the EGM:

●	“FOR” the Increase of the Voting Rights of Class B Ordinary Shares;

●	“FOR” the Adoption of the Amended and Restated M&AA; and

●	“FOR” the Adjournment.

What constitutes a quorum?

According to the Company’s currently effective memorandum and articles of association, (i) the Class A Meeting is duly constituted if, at the commencement of the Class A Meeting, there is present in person or by proxy at least one Shareholder holding or representing by proxy at least one-third of the issued Class A Ordinary Shares entitled to vote at the Class A Meeting; and (ii) the EGM is duly constituted if, at the commencement of the EGM, there are present in person or by proxy one or more Shareholders representing at least one-third of the voting rights of all of the issued shares of the Company.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

What is required to approve each item?

At the Class A Meeting:

●	The Class A Proposal approval by a resolution passed by at least a two-third (2/3) majority of the votes cast of the holders of the Class A Ordinary Shares present in person or by proxy and entitled to vote at the Class A Meeting.

At the EGM:

●	Proposal One requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

●	Proposal Two requires a special resolution under Cayman Islands law, being the affirmative vote of a majority of not less than two-thirds (2/3) of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

●	Proposal Three requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM.

For the purpose of determining whether the shareholders have approved the Class A Proposal for the Class A Meeting, and Proposal One and Proposal Two, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of these Proposals. Abstentions will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Three for the EGM, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Three, which is considered a routine matter.

How will Class A Ordinary Shares and Class B Ordinary Shares represented by properly executed proxies be voted?

All Class A Ordinary Shares and Class B Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to thirty (30) votes for each Class B Ordinary Share held for each of the proposals.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card by mail, email or fax bearing a later date,

●	voting over the Internet, or

●	voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at +1 (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meetings?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Class A Ordinary Shares and/or Class B Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Class A Ordinary Shares and/or Class B Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Huachen AI Parking Management Technology Holding Co., Ltd

No. 6395 Hutai Road

Baoshan District, Shanghai, China

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Huachen AI Parking Management Technology Holding Co., Ltd

No. 6395 Hutai Road

Baoshan District, Shanghai, China

The proposal for the Class A Meeting is as follows:

PROPOSAL ONE

CLASS A PROPOSAL

Background

We are proposing a resolution to approve any variation or abrogation of rights attaching to the Class A Ordinary Shares arising from the matters contemplated by Proposal One and Proposal Two of the EGM.

Vote Required

At least a two-third (2/3) majority of the votes cast of the holders of the Class A Ordinary Shares present in person or by proxy and entitled to vote at the Class A Meeting is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR” THIS PROPOSAL.

The proposals for the EGM are as follows:

PROPOSAL ONE

INCREASE OF VOTING RIGHTS OF CLASS B ORDINARY SHARES

Background

We are proposing a resolution to approve, subject to and conditional upon approval by the shareholders of Proposal Two and all requisite class consents being obtained, that, with immediate effect, the voting rights attached to each Class B ordinary share of a par value of US$ 0.0000375 each (the “Class B Ordinary Shares”) of the Company be increased from thirty (30) votes per share to two hundred (200) votes per share on all matters subject to vote at general meetings of the Company (the “Increase of Voting Rights of Class B Ordinary Shares”).

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR”
THIS PROPOSAL.

PROPOSAL TWO

ADOPTION OF THE AMENDED AND RESTATED M&AA

Background

We are proposing a resolution to approve, subject to and conditional upon approval by the shareholders of Proposal One and all requisite class consents being obtained, the current amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place with the amended and restated memorandum and articles of association in the form attached as Appendix A to this proxy statement, to reflect the Increase of Voting Rights of Class B Ordinary Shares (the “Adoption of the Amended and Restated M&AA”).

Vote Required

The affirmative vote of a majority of not less than two-thirds (2/3) of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
“FOR” THIS PROPOSAL.

PROPOSAL THREE

ADJOURNMENT

Background

We are proposing to approve the adjournment of the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment”).

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE
“FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Class A Meeting other than 1) Increase of Voting Right of Class B Ordinary Shares and 2) Adoption of the Amended and Restated M&AA , and at the EGM other than 1) Increase of the Voting Rights of Class B Ordinary Shares, 2) the Adoption of the Amended and Restated M&AA and 3) Adjournment.

WHERE YOU CAN FIND MORE INFORMATION

 The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Date: July 24, 2026	By	Order of the Board of Directors

/s/ Bin Lu
Bin Lu Chief Executive Officer, Chairwoman of the Board of Directors

Appendix A

Amended and Restated Memorandum and Articles of Association

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

HUACHEN AI PARKING MANAGEMENT TECHNOLOGY HOLDING CO., LTD

(adopted by special resolution passed on [date] 2026)

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

HUACHEN AI PARKING MANAGEMENT TECHNOLOGY HOLDING CO., LTD

(adopted by special resolution passed on [date] 2026)

1.	The name of the Company is Huachen AI Parking Management Technology Holding Co., Ltd.

2.	The registered office of the Company shall be situated at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands, or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (as revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all of the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act (as revised).

5.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

6.	The authorised share capital of the Company is US$37,500,000 divided into 800,000,000,000 class A ordinary shares of a par value of US$0.0000375 each and 200,000,000,000 class B ordinary shares of a par value of US$0.0000375 each, provided always that subject to the Companies Act (as revised) and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

7.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

8.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

HUACHEN AI PARKING MANAGEMENT TECHNOLOGY HOLDING CO., LTD

(adopted by special resolution passed on [date] 2026)

THE companies Act (as REVISED)

company limited by shares

amended and restated

articles of association

of

HUACHEN AI PARKING MANAGEMENT TECHNOLOGY HOLDING CO., LTD

(adopted by special resolution passed on [date] 2026)

Interpretation

1.	In these Articles Table A in the First Schedule to the Act does not apply and, unless there is something in the subject or context inconsistent therewith:

“Act”	means the Companies Act (as revised) of the Cayman Islands, as the same may be further amended or revised from time to time.

“Articles”	means these articles of association of the Company, as amended or amended and restated, from time to time by Special Resolution.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any). The Auditor shall not be deemed to be an officer of the Company pursuant to these Articles or any agreement entered into between the Company and the Auditor.

“Class A Ordinary Share”	means a class A ordinary share in the capital of the Company, having the rights provided for in these Articles.

“Class B Ordinary Share”	means a class B ordinary share in the capital of the Company, having the rights provided for in these Articles.

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other.

“Company”	means the above named company.

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the United States Securities and Exchange Commission in connection with its initial public offering, or which has otherwise been notified to Members.

“Designated Stock Exchange”	means any stock exchange in the United States on which any Shares or other securities of the Company are listed for the time being.

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the listing of any Shares or other securities of the Company on the Designated Stock Exchange.

“Directors”	means the directors for the time being of the Company, or as the case may be, the directors assembled as a board or as a committee thereof.

“Dividend”	includes an interim dividend.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (as amended) of the Cayman Islands.

“Functional Currency”	means, with respect to the Shares of any class, such currency as the Directors may from time to time determine as being the currency in which such Shares shall be subscribed, valued and/or redeemed pursuant to these Articles notwithstanding the currency of the par value thereof.

“Member”	has the same meaning as in the Act.

“Memorandum”	means the memorandum of association of the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by these Articles.

“Register of Members”	means the register maintained in accordance with the Act and includes (except where otherwise stated) any duplicate Register of Members.

“Registered Office”	means the registered office for the time being of the Company located in the Cayman Islands.

“Seal”	means any common seal of the Company and includes any duplicate seal or facsimile seal.

“Share” and “Shares”	means a share or shares in the capital of the Company issued subject to and in accordance with the provisions of the Act and these Articles, and having the rights and being subject to the restrictions as provided for under these Articles with respect to such Share. All references to “Shares” herein shall be deemed to be Shares of any or all classes or series as the context may require and shall include a fraction of a share.

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Act.

“Special Resolution”	has the same meaning as in the Act, and includes a unanimous written resolution.

“Treasury Shares”	means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

“Virtual Meeting”	means any general meeting of Members (or any meeting of the holders of any class of Shares) at which the Members and any other permitted participants of such meeting (including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

1.	In these Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include companies, partnerships, trusts or associations or other bodies corporate, whether or not having separate legal personality;

(d)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, Iithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another;

(e)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

(f)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(g)	all headings are inserted for reference only and shall be ignored in construing these Articles.

Commencement of Business

2.	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

Shares

3.	Subject to applicable laws of the Cayman Islands and subject to the provision if any, in that behalf of the Memorandum and without prejudice to any rights previously conferred on the holders of existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of share capital or otherwise as the Company may, from time to time in a general meeting determine, and to such persons, at such times and on such other terms as the Directors think proper.

4.	The Directors may authorise the division of Shares into any number of classes and series and the different classes and series shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes and series (if any) and the relevant Functional Currency thereof shall be fixed and determined by the Directors. The pro rata portion of the Company’s assets that may be attributed to each class or series may be invested together with the pro rata portion of the Company’s assets that may be attributed to each other class or series as designated from time to time.

5.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

6.	The Company shall not issue Shares to bearer.

7.	The Directors may resolve to accept non-cash assets in satisfaction (in whole or in part) of the subscription price or the issue price of any Shares.

Rights of Class A Ordinary Shares and Class B Ordinary Shares

8.	Except as otherwise provided in these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. At any general meeting, each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to two hundred (200) votes on all such matters.

9.	Each Class A Ordinary Share confers upon the holder thereof the right to receive Dividends as provided for in these Articles. Class B Ordinary Shares do not confer upon the holders thereof any rights to receive Dividends.

10.	Class B Ordinary Shares are not convertible into Class A Ordinary Shares or any other class of shares under any circumstances. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or any other class of shares under any circumstances.

11.	Except as set out in the foregoing Articles 9, 10 and 11, the Class A Shares and the Class B Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Variation of Rights Attached to Shares

12.	If at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the sanction of a resolution passed by at least a two-thirds majority of the votes cast at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, but so that the necessary quorum shall be one or more persons at least holding or representing by proxy one-third of the issued Shares of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that class, every Member of the class present in person or by proxy may demand a poll and shall on a poll have one vote for each Share of the class held by him.

13.	For the purposes of convening and holding a meeting pursuant to the preceding Article, the Directors may treat all the classes or any two or more classes as forming one class if they consider that the variation of the rights attached to such classes proposed for consideration at such meeting is the same variation for all such relevant classes, but in any other case shall treat them as separate classes.

14.	The rights conferred upon the holders of the Shares of any class shall not, unless otherwise provided by the terms of issue of the Shares of that class, be deemed to be varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase by the Company of Shares of any other class.

Register of Members

15.	The Company shall maintain or cause to be maintained the Register of Members.

16.	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty days.

17.	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or in order to make a determination of Members for any other purpose.

18.	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such Dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

Certificates

19.	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

20.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

21.	If a share certificate is defaced, lost or destroyed, it may be renewed on payment of such fee as determined by the directors, if any, and on such terms, if any, as to the evidence and indemnity, as the Directors think fit.

Lien

22.	The Company shall have a lien on every Share (not being a fully-paid Share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that Share, and the Company shall also have a lien on all Shares (other than fully-paid Shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company; but the Directors may, at any time, declare any share to be wholly or in part exempt from this Article. The Company’s lien, if any, on any Share shall extend to all dividends payable thereon.

23.	The Company may sell, in such manner as the Directors think fit, any Shares in which the Company has a lien, but no sale shall be made unless some amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the persons entitled thereto by reason of his death or bankruptcy.

24.	For giving effect to any such sale the Directors may authorise some person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

25.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the person entitled to the Shares at the date of the sale.

Calls on Shares

26.	The Directors may, from time to time, make calls upon the Members in respect of any moneys unpaid on their Shares.

27.	Each Member shall (subject to receiving at least fourteen days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his Shares, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call.

28.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

29.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of six per cent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

30.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

31.	The Directors may make arrangements on the issue of Shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

32.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any Shares held by him; and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate as may be agreed upon between the Member paying the sum in advance and the Directors.

Transfer and Transmission of Shares

33.	In respect any Shares that are listed on a Designated Stock Exchange for the time being, and provided that such transfer complies with the Designated Stock Exchange Rules, a Member may transfer Shares to another person by completing an instrument of transfer:

(a)	in a form prescribed by the Designated Stock Exchange; or

(b)	otherwise in any common form or any form approved by the Directors which is executed by or on behalf of that Member, where the Shares are fully paid, or by or on behalf of that Member and the transferee, where the Shares are partly-paid or unpaid.

34.	In respect any Shares that are listed on a Designated Stock Exchange for the time being, the Directors may decline to register any transfer of any Share, unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Directors may from time to time require, is paid to the Company in respect thereof; and

(e)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four.

35.	In respect of Shares that are not listed on a Designated Stock Exchange for the time being, no transfer shall be permitted without the consent of the Directors, which may be withheld for any or no reason.

36.	The registration and transfer of Shares may be suspended at such times and for such periods as the Directors may from time to time determine, subject to the requirements of the Designated Stock Exchange Rules (including as to notice).

37.	Notwithstanding any other provision of these Articles, title to any Shares listed on a stock exchange that is an “approved stock exchange” as defined in the Act may be evidenced and transferred in accordance with the laws applicable to, and the rules and regulations of, the relevant approved stock exchange that are or shall be applicable to such listed Shares. For the purposes of this Article, the laws applicable to an approved stock exchange include the laws of the jurisdiction under which the relevant approved stock exchange is established insofar as they would apply to an entity established under such laws which has listed shares on such approved stock exchange.

38.	The legal personal representative of a deceased sole holder of a Share shall be the only person that may be recognised by the Company as having title to the Share. In the case of a Share registered in the name of two or more holders, the survivor or the legal personal representative of the deceased survivor shall be the only person recognised by the Company as having title to the Share.

39.	Any person becoming entitled to a Share in consequence of the death or bankruptcy of a Member shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt person before the death or bankruptcy.

40.	A person becoming entitled to a Share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

41.	The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Act) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

Forfeiture of Shares

42.	If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on such Member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

43.	Such notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

44.	If the requirements of such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

45.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

46.	A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares, but his liability shall cease if and when the Company receives payment in full of the nominal amount of the Shares.

47.	A certificate in writing signed by a Director of the Company that a Share in the Company has been duly forfeited on a specified date shall be conclusive evidence of that fact as against all persons claiming to be entitled to the Share. The Company may receive the consideration, if any, given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

48.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

49.	The Company may, by Ordinary Resolution, convert any paid-up Shares into stock, and reconvert any stock into paid-up Shares of any denomination.

50.	The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same terms as and subject to which the Shares from which the stock arose might prior to the conversion have been transferred, or as near thereto as circumstances admit; but the Directors may, from time to time, fix the minimum amount of stock transferrable and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the nominal amount of the Shares from which the stock arose.

51.	The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the Shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not, if existing Shares, have conferred that privilege or advantage.

52.	Such of the regulations of the Company as are applicable to paid-up Shares shall apply to stock, and the words “share” and “member” therein shall include “stock” and “stockholder”.

Alteration of Capital and Changes to Memorandum and Articles of Association

53.	The Company may, from time to time by Ordinary Resolution, increase the share capital by such sum, to be divided into Shares of such amount, as the resolution shall prescribe.

54.	All new Shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

55.	The Company may, by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	sub-divide its existing Shares, or any of them, into Shares of smaller amounts than is fixed by the Memorandum; and

(c)	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

56.	Subject to any authorisation or consent required by the Act or these Articles, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to these Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital and any capital redemption reserve fund.

Redemption, Repurchase and Surrender of Shares

57.	Subject to the provisions of the Act, the Company may issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or at the option of a Member, on such terms and in such manner as the Directors may, at the time of or before the issue of such Shares, determine, or as may otherwise be determined from time to time.

58.	The Directors may levy a charge of such amount as they may from time to time determine on the redemption of Shares of any class or series which are redeemed within such periods of the date of issue or in such other circumstances as the Directors may from time to time determine. Such charge may be waived by the Directors or paid to the Company or to such other person as the Directors may determine.

59.	The timing of payments to a redeeming Member of the redemption proceeds to which such redeeming Member is entitled upon a redemption of Shares pursuant to these Articles, the amounts of each such payment, the currency in which such redemption proceeds shall be paid and the extent to which amounts may be withheld therefrom and the interest (if any) to be applied thereto shall be determined by the Directors from time to time.

60.	Amounts payable to a redeeming Member in connection with the redemption of Shares may be paid in cash (unless the Directors determine to pay the redemption price (or any amount thereof) by way of delivery of assets in specie) and normally will be posted or sent by wire transfer upon the redeeming Member’s request and at his expense.

61.	The nominal value of Shares may be redeemed out of the proceeds arising from the issue of an equal number of Shares and the premium (if any) on such Shares shall be paid from the Share Premium Account provided always that at the discretion of the Directors such Shares may be redeemed out of the profits of the Company which would otherwise have been available for dividends and any premiums thereon may be paid out of the profits of the Company or, if permitted by the Act, out of capital.

62.	Upon the redemption of a Share being effected pursuant to these Articles, the redeeming Member shall cease to be entitled to any rights in respect thereof (excepting always the right to receive a dividend which has been declared in respect thereof prior to such redemption being effected or any redemption proceeds payable under these Articles) and accordingly his name shall be removed from the Register with respect thereto and the Share shall be available for re-issue as an unclassified Share and until re-issue shall form part of the unissued share capital of the Company.

63.	Upon the redemption of any Shares being effected pursuant to these Articles, the Directors shall have the power to divide in specie the whole or any part of the assets of the Company and appropriate such assets in satisfaction or part satisfaction of the redemption price to one or more redeeming Members or Members being compulsorily redeemed on such terms as they may determine.

64.	Subject to the provisions of the Act, the Company may purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with a Member.

65.	Subject to the Act, the Company may accept the surrender for no consideration of any fully paid Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

Treasury Shares

66.	Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

67.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be declared or paid in respect of a Treasury Share.

68.	The Company shall be entered in the Register of Members as the holder of the Treasury Shares, provided that:

(a)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act, save that an allotment of Shares as fully paid bonus shares in respect of Treasury Shares is permitted and Shares allotted as fully paid bonus shares in respect of Treasury Shares shall be treated as Treasury Shares.

69.	Treasury Shares may be disposed of by the Company on any terms and conditions determined by the Directors. The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including for nil consideration).

General Meetings

70.	The Directors may, whenever they think fit, convene an extraordinary general meeting. If, at any time, there are not sufficient Directors capable of acting to form a quorum, any Director or any two Members of the Company may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings are to be convened by Directors.

71.	General meetings shall also be convened on the requisition in writing of any Member or Members entitled to attend and vote at general meetings of the Company holding Shares representing at least ten per cent of the voting rights of the issued and paid-up Shares carrying the right to attend and vote at a general meeting deposited at the Registered Office specifying the general nature of the business to be carried out at the meeting for a date no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

Notice of General Meetings

72.	At least five days’ notice (exclusive of the day on which notice is served or deemed to be served, but inclusive of the day for which notice is given) specifying the place, day and hour of meeting and, in case of special business, the general nature of that business shall be given in the manner hereinafter provided, or in such other manner, if any, as may be prescribed by the Directors or the Company in general meetings, to such persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of Members holding Shares representing not less than seventy-five per cent of the voting rights of the issued and paid-up Shares carrying the right to attend and vote at that general meeting, that meeting may be convened by such shorter notice and in such manner as those Members may think fit.

73.	The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

Proceedings at General Meetings

74.	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Save as herein otherwise provided, a quorum shall be the presence, in person or by proxy, of one or more Members holding Shares that represent at least one-third of voting rights of the issued and paid-up Shares carrying the right to attend and vote thereat.

75.	If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. in any other case, it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present and entitled to vote shall form a quorum.

76.	The Directors may, in their discretion, (i) permit attendance at and participation in any general meeting of the Company by means of Communication Facilities and/or (ii) determine that any general meeting shall, through the aid of Communication Facilities, be held in more than one place. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) shall disclose the Communication Facilities that will be used, including the procedures to be followed by any person who wishes to utilise such Communication Facilities for the purposes of attending, participating in and/or voting at such meeting.

77.	The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

78.	If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or person nominated by the Directors shall preside as chairman, failing which the Members present in person or by proxy shall choose any person present to be chairman of that meeting.

79.	The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)	the chairman of the meeting shall be deemed to be present at the meeting; and

(b)	if the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other persons participating in the meeting, then the other Directors present at the meeting shall choose another Director present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is present at the meeting, or if all the Directors present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Directors.

80.	The chairman of any general meeting may, with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

81.	The Directors may cancel or postpone any duly convened general meeting, except for general meetings requisitioned by the Members in accordance with these Articles, for any reason or for no reason, and shall, as soon as practicable after the determination to cancel or postpone such meeting is made, give notice in writing to the Members of such cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

82.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or one or more Members present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

83.	If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. If, through the aid of Communication Facilities, the meeting is held in more than one place, the chairman of the meeting may appoint scrutineers in more than one place, but if the chairman of the meeting considers that the poll cannot be monitored effectively at the meeting, the chairman of the meeting may adjourn the meeting to a place (or places), date and time at which the chairman of the meeting believes it will be possible for the poll to be monitored effectively.

84.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Act or is otherwise specified in the notice of meeting. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote and the resolution in question shall not be passed.

85.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith; a poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

Votes of Members

86.	On a show of hands, every Member present in person or by proxy and entitled to vote shall have one vote. On a poll, every Member present in person or by proxy and entitled to vote shall have one (1) vote for each Class A Ordinary Share of which he is the holder and two hundred (200) votes for each Class B Ordinary Share of which he is the holder.

87.	In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

88.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee or other person may, on a poll, vote by proxy.

89.	No Member shall be entitled to vote at any general meeting of the Company unless all calls or other sums presently payable by him in respect of his voting Shares in the Company have been paid.

90.	On a poll votes may be given either personally or by proxy.

91.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Member of the Company. Each Member, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a poll.

92.	The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting not less than forty-eight hours before the time for holding the meeting or adjourned meeting (subject to the discretion of the Directors to reduce this period from forty-eight hours to the time of the holding of the meeting) at which the person named in the instrument proposes to vote, and in default the instrument of proxy may not be treated as valid.

93.	An instrument appointing a proxy may be in any usual or common form as the Directors may approve.

94.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

95.	A resolution in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held and may consist of several documents in the like form each signed by one or more of the Members.

Corporations Acting by Representatives at Meetings

96.	Any corporation, partnership or other body corporate which is a Member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation, partnership or other body corporate which he represents as the corporation, partnership or other body corporate could exercise if it were an individual Member of the Company and such corporation, partnership or other body corporate shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present.

97.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Members provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and class of Shares specified in such authorisation.

Directors

98.	The Company shall at all times have not less than one Director. Subject to the foregoing and the requirements of the Designated Stock Exchange Rules, the Directors may impose any maximum or minimum number of Directors required to hold office at any time and vary such limits from time to time and, unless and until any minimum or maximum number of Directors is so imposed, the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited. For so long as any of the Company’s Shares are listed, the board of Directors shall include such number of independent directors as is required by the Designated Stock Exchange Rules and, for this purpose, the term “independent director” shall be construed in accordance with the Designated Stock Exchange Rules.

99.	The remuneration of the Directors shall, from time to time, be determined by the Directors. The Directors may also be reimbursed for any reasonable traveling or other expenses in connection with attendance at any meetings.

100.	A Director need not be a Member but shall be entitled to receive notice of and attend all general meetings.

Powers and Duties of Directors

101.	The business of the Company shall be managed by the Directors, who may may exercise all such powers of the Company as are not, by Act or these Articles, required to be exercised by the Company in general meeting, subject nevertheless, to any regulation of these Articles, to the Act and to such regulations, being not inconsistent with the aforesaid regulations or Act, as may be prescribed by the Company in general meeting; but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

102.	The Directors may, from time to time, appoint one or more of their number to the office of managing director or some other person, whether or not being a Director, as manager for such term and at such remuneration as they may think fit; but where the person is a Director, his appointment as managing director or manager shall be subject to determination ipso facto if he ceases from any cause to be a Director, or if the Company in general meeting resolves that his tenure of office of managing director or manager be determined. Any other person appointed as manager is also subject to such determination.

103.	Subject to applicable law and the requirements of the Designated Stock Exchange Rules, the Directors may, from time to time, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall set out the guiding principles and policies of the Company with respect to corporate governance related matters.

104.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

105.	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

106.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part there of and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

107.	The Directors shall cause minutes to be made in books provided for the purpose:

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	of all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors. Any such minutes, if signed by the chairman of the meeting of the meeting at which the proceedings took place, or by the chairman of the next succeeding meeting, shall, until the contrary be proved, be conclusive evidence of the proceedings.

Seal

108.	A Seal, if the Directors determine to have one, of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, and in the presence of a Director or such other person as the Directors may appoint for the purpose; and that Director or other person as aforesaid shall sign every instrument to which any seal of the Company is so affixed in their presence.

109.	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

110.	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

Vacation of Office of Directors

111.	The office of a Director shall be vacated if:

(a)	the Director becomes bankrupt or makes any arrangement or composition with such Director’s creditors generally;

(b)	the Director is, in the opinion of a registered medical practitioner by whom that Director is being treated, found to be or becomes of unsound mind;

(c)	the Director resigns his office by notice in writing to the Company;

(d)	the Director was only appointed as a Director for a fixed term and such term expires;

(e)	the Director is removed from office by Ordinary Resolution in accordance with Article 113 or by resolution of the Directors in accordance with Article 114; or

(f)	the Director dies or, in the opinion of a registered medical practitioner by whom that Director is being treated, is or becomes of unsound mind.

Change of Directors

112.	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

113.	Without prejudice to Article 113 above, the Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors.

Proceedings of Directors

114.	The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

115.	A Director (or his alternate or any other office of the Company) may, at any time, summon a meeting of the Directors by at least seven days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held.

116.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two.

117.	A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote and shall, if his appointor is not present, be counted in the quorum.

118.	A person may participate in a meeting of the Directors or committee of Directors by means of Communication Facilities. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

119.	The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

120.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

121.	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

122.	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held and may consist of several documents, including documents in electronic form, in like form each signed by one or more of the Directors (or their alternates).

123.	The Directors may delegate any of their powers to committees consisting of such member or members of the body of Directors as the Directors think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

124.	A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

125.	A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of the votes of the members present and, in the case of an equality of votes, the chairman shall have a second or casting vote.

126.	All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director (including his alternate) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or his alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or alternate Director as the case may be.

127.	A Director of the Company who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

Declaration of Directors’ Interests

128.	A Director may hold any other office or place of profit under the Company in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

129.	A Director shall not enter into a contract in a non-officer position as Auditor of the Company.

130.	A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

131.	A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

132.	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested and if he does so, his vote shall be counted and he may be counted in the quorum at any meeting of the Directors, provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to the meeting of the Directors at which the question of entering into the contract or transaction is first taken into consideration or if the Director was not at the date of that meeting interested in the proposed contract or transaction, then at the next meeting of the Directors held after such Director becomes so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made, then at the first meeting of the Directors held after such Director becomes so interested.

133.	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Delegation of Directors’ Powers To Persons Other Than Committees

134.	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

135.	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

136.	The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by resolution of the Directors or Members.

137.	The Directors may appoint any one or more persons to act, or remove any one or more persons from so acting, as service providers to the Company and the Directors may entrust to and confer upon such persons any of the powers exercisable by them as Directors upon such terms and conditions including the right to remuneration payable by, and indemnification from, the Company and with such restrictions and with such powers of delegation as they may determine and either collaterally with or to the exclusion of their own powers. Any such provider may be appointed or removed by the Directors at any time without notice to, or the consent of, the Members.

Appointment of Alternates

138.	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him. The remuneration, if any, of an alternate Director shall be payable out of the remuneration of the Director appointing such alternate Director and shall be agreed between them.

139.	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

140.	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

141.	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

142.	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

Dividends and Reserve

143.	Subject to the Act and this Article, the Directors may declare Dividends and distributions on Shares in issue and authorise payment of the Dividends or distributions out of the funds of the Company lawfully available therefor. No Dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the Share Premium Account or as otherwise permitted by the Act.

144.	Except as otherwise provided by the rights attached to Shares (including Article 10), all Dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

145.	The Directors may deduct from any Dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

146.	The Directors may declare that any Dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

147.	Any Dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

148.	No Dividend or distribution shall bear interest against the Company.

149.	Any Dividend which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such Dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend shall remain as a debt due to the Member. Any Dividend which remains unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and shall revert to the Company.

Capitalisation

150.	The Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of Dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Share Premium Account

151.	The Directors shall in accordance with the Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

152.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price, provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Act, out of capital.

Accounts

153.	The Directors shall cause proper books of account to be kept with respect to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place; and

(b)	all sales and purchases of goods by the Company and the assets and liabilities of the Company.

154.	In accordance with the Act, proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

155.	The books of account shall be kept at such place or places as the Directors think fit and shall always be open to inspection of the Directors.

156.	The Directors shall, from time to time, determine whether and to what extent, at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account, book or document of the Company except as conferred by law or authorised by the Directors.

Audit

157.	The Directors may, on behalf of the Company, enter into a contract with an Auditor who shall remain the Auditor of the Company until removed from office by a resolution of the Directors, and may fix his or their remuneration.

158.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

159.	No Auditor shall be deemed to be an officer or Director of the Company for any reason and no Director or officer of the Company may act as Auditor.

160.	In not being an officer, no Auditor shall have the benefit of any of the indemnity provisions of these Articles.

Notices

161.	Except as otherwise provided in these Articles and subject to the Designated Stock Exchange Rules, at the discretion of the Directors, any notice or document may be served by the Company to any Member either personally, or by posting it by airmail or by courier service in a prepaid letter addressed to such Member at his or her address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Member may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate.

162.	Any notice or document, if served by:

(a)	post, shall be deemed to have been served five (5) days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	courier service, shall be deemed to have been served three (3) days after the time when the letter containing the same is delivered to the courier service;

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail (and it shall not be necessary for the receipt of the electronic mail to be acknowledged by the recipient); or

(e)	placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

163.	In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

164.	Any Member present, in person by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

165.	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

166.	Notice of every general meeting shall be given in any manner hereinbefore authorised to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

Winding Up

167.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

168.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

Indemnity

169.	Every Director, officer or servant of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities incurred by him (a) in the conduct of the Company’s business, or (b) in the discharge of his duties, provided that no Director, officer or servant of the Company shall be liable (c) for the acts, defaults or omissions of any other Director, officer or servant of the Company, or (d) by reason of his having joined in any receipt for money not received by him personally, or (e) for any loss on account of defect of title to any property acquired by the Company, or (f) on the account of the insufficiency of any security in or upon which any moneys of the Company shall be invested, or (g) for any loss incurred through any bank, broker or other agent, or (h) for any loss occasioned by any error of judgment or oversight on his part, or (i) for any loss, damage, or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same shall happen through his own dishonesty, willful default or actual fraud.

170.	Any Director, officer or servant of the Company seeking the benefit of the foregoing indemnity provision may apply to the Company for an advance of reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such person for which indemnity will or could be sought. In connection with any advance of any expenses actually approved by a resolution of the Directors, the person seeking the indemnification shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by such person.

171.	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

172.	No Auditor shall be deemed to be a director, an officer or servant of the Company for the purpose of the foregoing provisions and no Auditor shall have the benefit of the foregoing indemnity provisions.

Financial Year

173.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year and, following the year of incorporation, shall begin on 1 January in each year.

Transfer by way of Continuation

174.	Subject to the provisions of the Act and with the approval of a Special Resolution, the Company shall have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Registered Office

175.	Subject to applicable laws, the Company may by resolution of the Directors change the location of its Registered Office.